UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Logility, Inc.

(Name of Subject Company (Issuer))

American Software, Inc. (Offeror)

Logility, Inc.

(Name of Filing Persons)

Common Stock, No Par Value

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges Chief Financial Officer American Software, Inc. 470 East Paces Ferry Road, N.E. Atlanta, Georgia 30305 (404) 264-5477	Vincent C. Klinges Chief Financial Officer Logility, Inc. 470 East Paces Ferry Road, N.E. Atlanta, Georgia 30305 (404) 264-5477

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Sam Chafetz Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 165 Madison Avenue Suite 2000 Memphis, Tennessee 38103 (901) 526-2000	Lizanne Thomas Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309 (404) 581-8411

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$13,945,897	$779

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $7.02 (i.e., the tender offer price) and (ii) 1,986,595, the estimated maximum number of shares of common stock, no par value, of Logility, Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 12,865,145 Shares outstanding as of May 12, 2009 and 421,450 shares of Logility, Inc. common stock issuable upon the exercise of outstanding options that are vested and exercisable before June 22, 2009 with an exercise price less than $7.02, less the 11,300,000 shares already beneficially owned by American Software, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☒	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT FILED

UNDER COVER OF SCHEDULE TO

This Tender Offer Statement and Rule 13E-3 Transaction Statement (this “Schedule TO”) relates to the offer by American Software, Inc., a Georgia corporation (“American Software”), to purchase up to all the outstanding shares of common stock, no par value (the “Shares”), of Logility, Inc., a Georgia corporation (“Logility”), not currently owned by American Software, at a price of $7.02 per Share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009 (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”).

American Software takes no responsibility for the accuracy or completeness of any information contained in the Solicitation/Recommendation Statement on Schedule 14D-9, which is attached hereto as Exhibit (a)(2)(A), as amended and supplemented (the “Schedule 14D-9”), filed by Logility with the U.S. Securities and Exchange Commission on May 22, 2009, or incorporated by reference into the Schedule 14D-9 (except to the extent incorporated by reference to the Offer to Purchase), or for any failure by Logility to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of such information.

Logility takes no responsibility for the accuracy or completeness of any information contained in the Offer to Purchase or Letter of Transmittal or incorporated by reference from such documents into this Schedule TO or for failure by American Software to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of such information.

The information in the Offer to Purchase is incorporated herein by reference.

The information in the Schedule 14D-9 is incorporated herein by reference.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Logility is the subject company. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 6 – Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) through (c) American Software, Inc., the offeror, is a filing person. The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer – Section 8 – Certain Information Concerning American Software” and “Schedule A” is incorporated herein by reference.

Logility, Inc., the subject company, is a filing person. The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility,” and “Schedule A” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Background of the Offer,” “Special Factors – Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility,” and “Special Factors – Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of Transaction and Plans or Proposals.

(a) and (c)(1) through (7) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” “Special Factors – Plans for Logility After the Offer; Certain Effects of the Offer,” and “Special Factors – Conduct of Logility’s Business if the Offer Is Not Completed” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Tender Offer – Section 9 – Source and Amount of Funds” is incorporated herein by reference.

(b) and (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” and “Schedule B” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Not material.

(b) Not material.

Item 11. Additional Information.

(a) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares,” “Special Factors – Related Party Transactions,” “Special Factors – Interests of Certain Persons in the Offer,” “The Tender Offer – Section 10 – Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer – Section 13 – Certain Legal Matters” and “Schedule C” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Security Ownership with Respect to the Majority-of-the-Minority Condition,” the Offer to Purchase and the Letter of Transmittal, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 22, 2009.

(a)(1)(B)	Letter of Transmittal dated May 22, 2009.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement as published on May 22, 2009 in The New York Times.

(a)(1)(H)	Instructions and Notice of Conditional Exercise of Options to Purchase Common Stock of Logility.

(a)(1)(I)	Press release issued by American Software on May 22, 2009.

(a)(1)(J)	Form of Correspondence to Employees of American Software and Logility delivered on May 22, 2009.

(a)(1)(K)	Press release issued by American Software on May 15, 2009 (incorporated by reference to the Schedule TO filed by American Software with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2009).

(a)(1)(L)	Press release issued by American Software on March 18, 2009 (incorporated by reference to the Schedule TO filed by American Software with the SEC on March 19, 2009).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 dated May 22, 2009 (the “Schedule 14D-9”).

(a)(2)(B)	Letter dated May 22, 2009 from the Special Committee to holders of Common Stock of Logility (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9).

(a)(2)(C)	Press release dated March 27, 2009 titled Logility Comments on Proposed American Software Tender Offer (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-9).

(a)(2)(D)	Press release dated May 22, 2009 titled Special Committee of the Board of Directors of Logility Recommends Shareholders Accept American Software Tender Offer (incorporated by reference to Exhibit (a)(3) of the Schedule 14D-9).

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1 through 12 above. The information set forth in the Offer to Purchase and Schedule 14D-9 is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2. Subject Company Information.

(d) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 6 – Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the section of the Offer to Purchase entitled “Schedule B” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(c) Not applicable.

(d) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Dissenters’ Rights; Rule 13e-3” and “Schedule C” is incorporated herein by reference.

The information set forth in the section of the Solicitation/Recommendation Statement on Schedule 14D-9 entitled “Item 8. Additional Information – Dissenters’ Rights” is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(c) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Background of the Offer” and “Special Factors – Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation – Background of the Transaction” is incorporated herein by reference.

(e) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” and “Special Factors – Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Plans for Logility After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(8) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Plans for Logility After the Offer; Certain Effects of the Offer” and “The Tender Offer – Section 10 – Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) through (c) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Reasons for the Position” is incorporated herein by reference.

(d) The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Plans for Logility After the Offer; Certain Effects of the Offer,” “The Tender Offer – Section 5 – Certain U.S. Federal Income Tax Considerations,” and “The Tender Offer – Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Position of American Software Regarding the Fairness of the Offer” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Position of the Special Committee,” “Item 4. The Solicitation or Recommendation – Reasons for the Position,” and “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special Committee” is incorporated herein by reference.

(c) The Offer is not conditioned on receiving the approval of a majority of unaffiliated shareholders of Logility. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 12 – Conditions to the Offer” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Reasons for the Position” and “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special Committee” is incorporated herein by reference.

(d) American Software has not retained an unaffiliated representative for the purpose of representing unaffiliated security holders in negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer. The information set forth in the section of the Offer to Purchase entitled, “Special Factors – Background of the Offer” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled, “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(e) The Offer has not been approved by a majority of the directors of Logility who are not employees of Logility. The information set forth in the section of the Offer to Purchase entitled, “Special Factors – Position of American Software Regarding the Fairness of the Offer” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled, “Item 4. The Solicitation or Recommendation – Position of the Special Committee” is incorporated herein by reference.

(f) The information set forth in the sections of the Offer to Purchase entitled, “Special Factors – Position of American Software Regarding the Fairness of the Offer” and “Special Factors – Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled, “Item 4. The Solicitation or Recommendation – Reasons for the Position” and “Item 4. The Solicitation or Recommendation – Prior Negotiations and Contacts Related to Transactions Involving American Software and Logility” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) and (b) American Software has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Offer. The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special Committee,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and “Annex B” is incorporated herein by reference.

(c) The information set forth in the section of the Schedule 14D-9 entitled “Annex B” is incorporated herein by reference. The Opinion of VRA Partners, LLC to the Special Committee of the Board of Directors of Logility dated May 14, 2009 will be made available for inspection and copying at the principal executive offices of the subject company during its regular business hours by any interested holder of Shares who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration.

(c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Intent to Tender” is incorporated herein by reference.

(e) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer,” “Special Factors – Position of American Software Regarding the Fairness of the Offer,” and “Special Factors – Security Ownership with Respect to the Majority-of-the-Minority Condition” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

Item 13. Financial Statements.

(a)(1) The information contained in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

The audited consolidated financial statements of Logility as of and for the fiscal years ended April 30, 2007 and April 30, 2008 are incorporated herein by reference to Item 8 to Logility’s Annual Report on Form 10-K for the year ended April 30, 2008.

(a)(2) The unaudited consolidated financial statements of Logility as of and for the quarter ended January 31, 2009 are incorporated herein by reference to Item 1 to Logility’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.

(3) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

(4) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

(b) Not material.

(c) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 7 – Certain Information Concerning Logility” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(b) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 16. Exhibits.

Exhibit No.	Description
(c)(1)	Opinion of VRA Partners, LLC to the Special Committee of the Board of Directors of Logility dated May 14, 2009 (incorporated by reference to Annex B of the Schedule 14D-9 filed with the SEC on May 22, 2009).

(c)(2)	Investment Banking Presentation Prepared for the Special Committee of the Board of Directors of Logility by VRA Partners, LLC dated May 14, 2009.

(f)	Article 13 of the Georgia Business Corporation Code (included as Schedule C to the Offer to Purchase).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN SOFTWARE, INC.

/s/ James R. McGuone
Name: James R. McGuone Title: Vice President, General Counsel and Secretary

Date: May 22, 2009

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOGILITY, INC.

/s/ James R. McGuone
Name: James R. McGuone
Title: Vice President, General Counsel and Secretary

Date: May 22, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 22, 2009.

(a)(1)(B)	Letter of Transmittal dated May 22, 2009.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement as published on May 22, 2009 in The New York Times.

(a)(1)(H)	Instructions and Notice of Conditional Exercise of Options to Purchase Common Stock of Logility.

(a)(1)(I)	Press release issued by American Software on May 22, 2009.

(a)(1)(J)	Form of Correspondence to Employees of American Software and Logility delivered on May 22, 2009.

(a)(1)(K)	Press release issued by American Software on May 15, 2009 (incorporated by reference to the Schedule TO filed by American Software with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2009).

(a)(1)(L)	Press release issued by American Software on March 18, 2009 (incorporated by reference to the Schedule TO filed by American Software with the SEC on March 19, 2009).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 dated May 22, 2009 (the “Schedule 14D-9”).

(a)(2)(B)	Letter dated May 22, 2009 from the Special Committee to holders of Common Stock of Logility (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9).

(a)(2)(C)	Press release dated March 27, 2009 titled Logility Comments on Proposed American Software Tender Offer (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-9).

(a)(2)(D)	Press release dated May 22, 2009 titled Special Committee of the Board of Directors of Logility Recommends Shareholders Accept American Software Tender Offer (incorporated by reference to Exhibit (a)(3) of the Schedule 14D-9).

(b)	None.

(c)(1)	Opinion of VRA Partners, LLC to the Special Committee of the Board of Directors of Logility dated May 14, 2009 (incorporated by reference to Annex B of the Schedule 14D-9).

(c)(2)	Investment Banking Presentation Prepared for the Special Committee of the Board of Directors of Logility by VRA Partners, LLC dated May 14, 2009.

(d)	None.

(f)	Article 13 of the Georgia Business Corporation Code (included as Schedule C to the Offer to Purchase).

(g)	None.

(h)	None.